D & L Consultants Ltd.

                             460 Park Avenue South,
                                    4th Floor
                            New York, New York 10016
                                     ------
                               Tel: (212) 683-1845
                               Fax: (212) 686-6726

                                   June 1,1995

Electronic Communications Corp.
4 Madison Road
Fairfield, NJ 07004
Attn: William S. Taylor, President

Dear Mr. Taylor,

      This Letter Agreement will confirm the prior mutual understanding between D & L Consultants Ltd. (hereafter "Consultant"), and Electronic Communications Corp. (hereafter "the Company") in writing.

      The Company is in the business of providing, through operating subsidiaries, distribution of home and office electronic equipment, cellular service through licensed master carriers, and is contemplating further expansion with "PCS" paging and other telecommunications services. With respect to its existing operations, the Company utilizes a leased warehouse and adjoining offices located at 4 Madison Road, Fairfield, NJ 07004.

      The Consultant consists of an experienced team of certified financial experts in the management, operation, leasing and financing of real and personal property and has a broad background in business activities with an emphasis on marketing and financial planning. Legal services, where required, are provided by licensed attorneys with whom Consultant has a working relationship. The Consultant agrees to render services under the terms set forth herein.

      The Company is desirous of obtaining the services of the Consultant to assist in various functions relating to its business and more fully described below:

      Consultant Services

      Consultant agrees during the term hereof to render the following services, which Consultant represents it is qualified to provide, as and when the same may be requested by the Company:

      (a) To advise upon prospective lease locations for future warehouse and office facilities and to assist the Company in lease negotiations to obtain the most favorable lessor concessions for retail distribution center.

      (b) To assist in the preparation and review of and make recommendations with respect to budgets prepared by or on behalf of the Company in connection with its future operations.
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Mr. Taylor                           -2-                           June 1, 1995

      (c) To seek sources for financing and facilitate obtaining of lending commitments on behalf of the Company.

      (d) To network and present the Company to various affiliated brokerage houses in order to maintain a visible market presence in it stock offering. The Consultants will also assist the Company in any new stock offerings of any Company owned project or subsidiary of the same.

      (e) The Consultant will render such further advise and reports as may be reasonable and appropriate under the circumstances in connection with the ownership, management or financing of the Company's activities.

            The Consultant shall furnish the foregoing services through its officers, employees, and contractees from time to time as may be requested by the Company. The foregoing services will be provided to the Company only when requested and shall not prevent the Company from seeking similar services from other vendors (providers). The Company shall be under no obligation to furnish confidential information concerning the Company's business to Consultant unless the Company, in its sole discretion, deems it necessary and proper for the Consultant to render services to the Company under this Agreement.

            In addition, the Company will enter into an exclusive Collection Contract with the law firm of Joseph P. Albanese. This law firm will exclusively handle all collections for the Company.

      Consultant's Compensation

      In consideration of the Services to be performed by Consultant pursuant to this Agreement, Company shall pay to Consultant a fee of $144,000.00 per year in twelve(12) equal monthly installments of $12,000.00, commencing June 1, 1995. The Consultant's fee shall be deemed earned upon receipt and shall be nonrefundable representing Consultant's sole and exclusive compensation by reason of this transaction, except as herein expressly provided. This fee shall be paid notwithstanding no services were requested of Consultant by the Company for the period of said payment.

      Term and Termination

      This Agreement shall be for an exclusive term of five (5) years commencing June 1,1995 and will remain in full force and effect until May 31, 2000. It is further agreed that said fee will increase on a yearly basis at the rate of twelve percent (12%) per year. In the event the Company is showing a loss in any calendar year, the next due increase shall be deleted and the parties shall mutually agree to a new fee schedule.

      In the event the Consultant defaults hereunder, the Company shall notify the Consultant (Certified Mail/Return Receipt Requested) to remedy and in the event Consultant fails to cure the default within thirty (30) days following receipt of such notice, Company may make an application for arbitration of the dispute as below provided. In the event the panel rules in favor of the
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Mr. Taylor                           -3-                           June 1, 1995

Company, Company shall have the option to terminate this Agreement on thirty
(30) days notice to Consultant.

      Consultant is an independent contractor and this Agreement will not be construed, in anyway, as creating a joint venture or employment between the Company and Consultant. Consultant acknowledges and agrees that with respect to its employees, it is solely responsible for withholding, collecting and paying employment taxes, filing information returns, and performing all other duties imposed upon employers under applicable federal, state and local laws, rules and regulations.

      Provided the Company has fully performed and satisfied all of its obligations hereunder, Consultant hereby indemnifies the Company and its officers, director and control persons from any expenses including reasonable attorney's fees arising out of the breach of any representation or warranty made by Consultant in this Agreement. The indemnification contained herein shall survive the termination of this Agreement.

      Any notice or other communication under, in connections with, or pursuant to this Agreement, shall be in writing and signed, and will be deemed to be given when sent by certified or registered mail, postage prepaid with return receipt requested and addressed to the respected parties at their above addresses or to any other address to which either party may notify the other.

      This Agreement will be governed by the laws of the State of New York without giving effect to the choice law or conflict of laws provisions thereof.

      In the event that any provision of this Agreement will be considered void, voidable, illegal or invalid for any reason such provision will be of no force and effect only to the extent it is so declared void, voidable, illegal or invalid. All of the provisions of this Agreement not specifically found to be so deficient will remain in full force and effect.

      Any controversy or claim arising under this Agreement shall be submitted to arbitration in New York City in accordance with the Commercial Arbitration Rules of the American Arbitration Association before a single arbitrator. The administrative costs paid to the American Arbitration Association shall be borne equally by the parties.

Agreed and Accepted:                     Agreed and Accepted:


/s/ William s. Taylor                    /s/ Joseph P. Albanese
-----------------------------            -----------------------------
WILLIAM S. TAYLOR                        JOSEPH P. ALBANESE, ESQ.
President E.C.C.                         D & L Consultants Ltd.